Exhibit 99.1

May 1, 2013

To The Tel Aviv Securities Exchange Ltd. Through the Magna Reporting System	To The Israel Securities Authority Through the Magna Reporting System

Dear Sir/Madam,

Re: Gazit Globe Ltd. (hereinafter: the “Company”) – Immediate Report Regarding Calling of a Extraordinary General Meeting

The Company hereby respectfully announces that on May 23, 2013 at 11:00 AM (Israel time), an extraordinary general meeting of Company stockholders will be convened at the offices of the Company at 1 Hashalom Road, Tel Aviv, Israel. If no quorum is present half an hour after the time set for the meeting, the meeting will be adjourned to May 27, 2013 at 11:00 AM (Israel time) and will be held at the same place.

The sole proposal on the agenda is the approval the annual bonus grant in the sum of NIS 500,000 to Mr. Arie Mientkavich, Deputy Chairman of the Company, for his service to the Company for the year ending December 31, 2012. This proposal, and relevant background description, appeared as Item 1.2 on Exhibit 99.1 to the Current Report on Form 6-K orignally furnished to the SEC on March 26, 2013 regarding the extraordinary general meeting that took place on May 1, 2013.1 On May 1, 2013, a majority of the shareholders present and voting, voted to delay the consideration of this proposal until a second extraordinary general meeting which has been scheduled for May 23, 2013.

[1]

Please note that Item 2.2 on the Exhibit describing the required approval for certain proposals under Israeli law contained a misprint and the phrase in the first sentence “all of the following apply” should have been “any of the following apply.”

GAZIT-GLOBE LTD.

1 Hashalom Road, Tel-Aviv, Israel

Special Notice to Shareholders who hold our Ordinary Shares through members of the the New York Stock Exchange

May 1, 2013

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 23, 2013

Gazit-Globe Ltd. Shareholders:

We cordially invite you to attend the Extraordinary General Meeting of Shareholders of Gazit-Globe Ltd. (the “Company”), to be held at 11:00 a.m. (Israel time) on Thursday, May 23, 2013, at our offices at 1 Hashalom Road, Tel-Aviv, Israel, for the following purposes:

1.	To approve the annual bonus grant in the sum of NIS 500,000 to Mr. Arie Mientkavich, Deputy Chairman of the Company, for his service to the Company for the year ending December 31, 2012

The Board of Directors recommends that you vote in favor of the proposal, which is described in the attached Proxy Statement.

Shareholders of record at the close of business on March 27, 2013 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,
Eran Ballan
Senior Executive Vice President, General Counsel, and Company Secretary

GAZIT-GLOBE LTD.

1 Hashalom Road, Tel-Aviv, Israel

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Gazit-Globe Ltd. (the “Company” to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at 11:00 a.m. (Israel time) on Thursday, May 23, 2013 at our offices at 1 Hashalom Road, Tel-Aviv, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card, are being mailed to shareholders on or about May 6, 2013.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Company is a company existing under the laws of the State of Israel. The solicitation of proxies pursuant to this Proxy Statement relates to securities of an Israeli issuer and is being effected in accordance with Israeli corporate laws and the regulations promulgated thereunder. The proxy solicitation rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are not applicable to the Company or this solicitation and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Israeli laws may be different from such requirements under U.S. securities laws. Shareholders should also be aware that requirements under Israeli laws as they relate to Israeli corporations may differ from requirements under U.S. corporate and securities laws as they apply to U.S. corporations.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date, Time and Place of Meeting

The Meeting will be held at 11:00 a.m. (Israel time) on Thursday, May 23, 2013 at our offices at 1 Hashalom Road, Tel-Aviv, Israel.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matter:

1.	To approve the annual bonus grant in the sum of NIS 500,000 to Mr. Arie Mientkavich, Deputy Chairman of the Company, for his service to the Company for the year ending December 31, 2012

Proxy Procedure

Only holders of record of the Ordinary Shares as of the close of business on March 27, 2013 are entitled to notice of, and to vote in person or by proxy at, the Meeting.

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Voting in Person. If your Ordinary Shares are registered directly in your name with the Company’s transfer agent (that is, you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (that is, your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

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Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for Ordinary Shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by the Company’s transfer agent or at the Company’s registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by (i) delivering a written notice of revocation to the Company’s Secretary, at the address of the Company set forth herein, (ii) granting a new proxy bearing a later date, or (iii) attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee, or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your Ordinary Shares, by attending the Meeting and voting in person.

A copy of an English translation of the Company’s immediate report describing the matters to be considered at the Meeting and certain related information as filed in Israel was attached as Exhibit 99.1 and as Appendix A to Exhibit 99.2 to the Current Report on Form 6-K originally furnished to the SEC on March 26, 2013. This provided detailed information regarding the matter to be considered at the meeting and the required vote therefore.1

[1]	Please note that Item 2.2 on Exhibit 99.1 and Appendix A to Exhibit 99.2, describing the required approval for certain proposals under Israeli law, contained a misprint and the phrase in the first sentence “all of the following apply” should have been “any of the following apply.”

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.